Exhibit 99.1

Freightos Reports Record Transactions and Carrier Additions for Fourth Quarter of 2024

The Company Plans To Report Earnings on February 24, 2025

January 16, 2025 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported preliminary key performance indicators for Q4 2024 and FY 2024, showcasing continued growth in platform usage and network expansion, with the 20th consecutive quarter of record Transactions and the highest number of new Carriers ever added in a single quarter.

	Actuals*	Management’s Expectations	Actuals*	Management’s Expectations
	Q4 2024	Q4 2024	FY 2024	FY 2024
# Transactions (‘000)	350.4	338.5 - 348.5	1,301.5	1,289.5 - 1,300.0
Year over-Year Growth	22%	18% - 21%	27%	26% - 27%
GBV ($m)	280.5	257.0 - 265.0	894.0	870.5 - 878.5
Year over-Year Growth	50%	37% - 41%	33%	30% - 31%

*Numbers are preliminary and subject to change with the full earnings release

Platform Expansion and Network Growth

Freightos continued to strengthen its digital freight platform in Q4 2024, facilitating increased transactions and expanding its global buyer and seller network.

●	Transactions: Freightos facilitated 350K Transactions in Q4 2024, representing a 22% year-over-year growth and exceeding management’s expectations. This milestone marks the 20th consecutive quarter of record Transactions, driven by Freightos’ ability to attract regional and niche carriers while increasing activity from existing users.

●	Carrier and Buyer Growth: Freightos expanded its carrier network to 67 carriers, up from 45 in Q4 2023 and 55 in Q3 2024. This marked the strongest carrier growth in a single quarter in the company’s history, driven primarily by the addition of regional and niche air cargo operators, many of which serve specialized markets or emerging trade lanes. This growth, together with a 14% growth in unique buyer users on the platform to approximately 20,100 by the end of the quarter, underscores the network effects of Freightos’ platform as it scales.

●	Gross Booking Value (GBV): The total value of transactions processed on the Freightos platform, or GBV, reached $280M, a run rate of over one billion dollars per year, reflecting a 50% year-over-year increase, exceeding management’s expectations and driven by robust Transactions growth and sustained elevated market rates.

“The strong carrier growth we delivered in Q4 highlights the freight industry’s increasing recognition of the need for digital transformation,” said Zvi Schreiber, CEO of Freightos. “By bringing on board a diverse range of regional and niche air cargo operators, Freightos continues to expand its platform’s reach and relevance. These carriers, often serving specialized markets or emerging trade lanes, are able to instantly sell their services to many thousands of freight forwarders around the world through Freightos, again proving the power of a platform. And buyers are equally excited to find supply in one place from many dozens of carriers, some of whom they had no prior relationship with.” Schreiber continued, “On another matter, I expect we will be able to announce the hiring of a new CFO next month.”

Q4 2024 Earnings Call

Financial results for the fourth quarter and full year 2024 will be reported before markets open on February 24, 2025. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/5017367615534/WN_vgcHjqxVQheZLIIOa4eb2Q#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, 7LFreight by WebCargo, Shipsta by Freightos, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com